Lantronix, Inc.

7535 Irvine Center Drive, Suite 100

Irvine, California 92618

September 11, 2018

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bernard Nolan

Re:	Lantronix, Inc. Acceleration Request
Registration Statement on Form S-3 (File No. 333-227127)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 a.m. Eastern Time on September 12, 2018.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Ryan C. Wilkins, an attorney with the undersigned’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4115 or via email at rwilkins@sycr.com. We respectfully request that you contact Mr. Wilkins via telephone as soon as the Registration Statement has been declared effective.

Sincerely,

LANTRONIX, INC.

/s/ Kurt E. Scheuerman
Kurt E. Scheuerman, Esq.
Vice President and General Counsel

cc:

Lantronix, Inc.

Jeremy Whitaker, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Ryan C. Wilkins, Esq.